EXHIBIT 2.02

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November 3, 1997



THINK New Ideas, Inc.
45 West 36th Street, 12th Floor
New York, NY  10018

Attn:  Ronald E. Bloom, President

Dear Gentlemen:

Reference is made to a certain Agreement and Plan of Merger dated as of November 3, 1997 by and among THINK New Ideas, Inc., BBG New Media, Inc. (the "Company") and Daniel McCartney and Joseph Nicholson, as sole stockholders of the Company (the "Merger Agreement").

Pursuant to Section 1.2 of the Merger Agreement, it is hereby agreed by the parties that Base Sales, as used therein, shall consist of revenues of the Company derived from its interactive media services, traditional digital imaging services and courier services for the period from July 1, 1996 through June 30, 1997.

Revenue shall be defined as follows: Amounts receivable from clients, exclusive of sales related taxes, in respect of advertising placed, production work and fees. Revenue in respect of advertising placed is recognized on firm commitment of media time. Revenue in respect of production work is recognized on the basis of percentage of completion of the work based on estimate of time to complete. Revenue in respect of fees is recognized over the period of the related client assignment.

It is further agreed by the parties that Base Sales for such period are $4,540,000 for purposes of this letter Agreement and the Merger Agreement.

                               Sincerely,
                               BBG New Media, Inc.

                               By:  /s/ Daniel McCartney
                                    -------------------------------------------
                                        Daniel McCartney, Stockholder

                                    /s/ Joseph Nicholson
                                    -------------------------------------------
                                        Joseph Nicholson, Stockholder

Acknowledged & Agreed:

THINK New Ideas, Inc.

By:   /s/ Ronald Bloom
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